NEXUS BIOPHARMA, INC.

November 4, 2016

Via Edgar

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:

Suzanne Hayes

Scott Foley

Mary Beth Breslin

Keira Nakada

Jim B. Rosenberg

Re:

Nexus BioPharma, Inc.

Amendment No. 2 to Current Report on Form 8-K

Filed September 2, 2016

File No. 000-53207

Ladies and Gentlemen:

Please accept this letter as the response of Nexus BioPharma, Inc. (the “Company”) to the comments of the reviewing Staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filings as set forth in the comment letter of September 25, 2016. Simultaneously herewith the Company is filing Amendment No. 3 to the 8-K filed on June 15, 2016 (the “Amended 8-K”)

Item 1.01 Entry into a Material Definitive Agreement NBP Business, page 2

Licensed Intellectual Property, page 20

1.

We note your response to prior comment 10 and that minimum royalty amounts are payable during the development period before royalties on actual product sales are paid. As the annual minimum royalty payments appear to be a material provision of your agreement, please disclose them here.

Response: The Company has revised the Amended 8-K to disclose annual minimum royalty payments. Please see page 21.

Security Ownership of Certain Beneficial Owners and Management, page 37

2.

We note your response to prior comment 13. Please provide an analysis as to why you have not reflected the information required by Item 403 of Regulation S-K with respect to the convertible notes and all of the securities underlying these notes, or revise as appropriate. Refer to Exchange Act Rule 13d-3(d)(1).

Response: The terms of the notes will provide that the notes will automatically convert into shares of the Company’s Preferred Stock upon designation of a class of the Company’s Preferred Stock. The Company is currently not authorized to issue preferred stock but intends to solicit the consent of its shareholders to authorize the issuance of blank check preferred stock. At such time as the Company received the requisite approval from its shareholders, the Company will file an amendment to its Articles of Incorporation to authorize the issuance of the blank check preferred and immediately after such filing, intends to file a certificate of Designation with the Secretary of State of Nevada to designate 1,000,000 shares as Series A Preferred Stock. Upon filing the Certificate of Designation, the Company will simultaneously therewith issue the notes to the shareholders of Nexus BioPharma, Inc. a Delaware corporation who are entitled to the notes under that certain Amended and Restated Agreement and Plan of Reorganization dated as of June 9, 2016.  It is contemplated that the Certificate of Designations of Series A Preferred Stock will include a beneficial ownership limitation of 4.99%.  Each holder reflected in the Security Ownership table is above the beneficial ownership limitation and therefore will not be able to immediately convert the shares of Series A Preferred Stock that they will receive upon conversion of the notes. Therefore, the holders will be not deemed to beneficially own the shares of common stock underlying the Series A Preferred Stock.

Executive Compensation

Summary Compensation Table, page 39

3.

We note your response to prior comment 14. Your Chief Executive Officer’s salary for fiscal 2016 and fiscal 2015 is reflected in the Summary Compensation Table as $145,000 and $125,000, respectively, while your narrative disclosure indicates that the contractual amounts paid or to be paid over the two years are $175,000 and $145,000. Please reconcile this discrepancy.

Response: We have revised the disclosure in the Amended 8-K. Mr. Lau’s salary for fiscal year 2016 and the employment year 2015 (as defined in his employment agreement) which ran from March 2, 2015 through February 29, 2016 was $145,000.  Mr. Lau’s compensation for fiscal year 2015 and the employment year 2014 (as defined in his employment agreement), which ran from March 1, 2014 through February 28, 2015 was $125,000.

Recent Sales of Unregistered Securities, page 41

4.

We note your response to prior comment 18. Please amend your disclosure further to briefly but specifically explain the basis for your belief that the equity sales being described were transactions that did not involve a public offering.

Response: The Company has revised to explain the basis for the Company’s belief that the equity sales were transactions not involving a public offering.

Exhibit 99.2

Pro Forma Financial Statements

5.

We acknowledge your response to comment 22 that the convertible notes have not yet been issued. In Note 7 Subsequent Events to the financial statements as of and for the quarterly period ended May 31, 2016 of Nexus BioPharma, Inc. (the accounting acquirer), the disclosure indicates that:

the Merger Agreement also provides that the Company’s stockholders shall receive convertible promissory notes corresponding to their proportional ownership interest of NBP common stock which shall be convertible into newly created shares of preferred stock of Nexus. The Nexus preferred shares shall be convertible into 36,000,000 shares of Nexus common stock. The convertible notes will be issued once Nexus has the preferred shares in place.

Although the convertible promissory notes have not been issued, it appears that they are part of the merger transaction. As such, provide disclosure of the nature and amount of consideration that you will receive for the promissory notes and the terms of the notes (due date, interest rate, conversion etc.) as well as the reason that the notes are not reflected in the pro forma financial information.

Response: As discussed in the response to comment no. 2 above, the Company intends to issue the notes upon filing a Certificate of Designation which will designate a class of preferred stock as Series A Preferred Stock. The Company plans to issue the notes at an aggregate nominal $100.00 value and thus does not deem it necessary to reflect it in the Pro Forma Financial Statements. The Company has disclosed the terms of the notes in the Amended 8-K. Please see page 1.

Exhibits, page 45

6.

We note you have submitted with this amendment a confidential treatment request for portions of the agreement filed as Exhibit 10.4. Please be advised that we will provide any comments on the request separately.

Response: We note your comment.

The Company acknowledges that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions, please contact our counsel Marcelle S. Balcombe at Sichenzia Ross Ference Kesner LLP at (212) 930-9700 or the undersigned.

Very truly yours,

/s/ Warren Lau

Warren Lau